March 30, 2023

VIA EDGAR

Mr. Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pre-Effective Amendment to Registration Statement on Form N-2 for Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund (the “Fund” or the “Registrant”) (File Nos.: 811-21519 and 333-268410)

Dear Mr. Rosenberg:

This letter responds to the comment that you provided to Jeanmarie Valle Lee via telephone on March 23, 2023 on the Fund’s Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 filed on March 2, 2023 (Accession No. 0000940394-23-000429) with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”) and in connection with the correspondence filed on March 21, 2023.

We have reproduced the comment below and immediately thereafter provided the Fund’s response. The Fund’s response will be reflected in the definitive filing to the Fund’s Shelf Registration Statement. The Registrant seeks effectiveness of the filing no later than March 31, 2023 or as soon as possible thereafter. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

The Fund has received an order under Section 19(b) of the 1940 Act to permit it to make periodic capital gains dividends with respect to its Common Shares as frequently as twelve times each year, and as frequently as dividends are specified by or determined in accordance with the terms of any outstanding preferred shares that such Fund may issue.

  Comment: In the Summary of Fund Expenses, please reflect the interest payments on borrowed funds, which are expected to be paid in the Fund’s current fiscal year.

Response: The requested change will be made. As shown below, the Fund will (i) restate the line item relating to interest payments on borrowed funds based on borrowings and the interest rate as of the Fund’s fiscal year-end and include clarifying disclosure in the related footnote; and (ii) update the expense example accordingly:

Summary of Fund Expenses

The purpose of the table below is to help you understand all fees and expenses that you, as a Common Shareholder, would bear directly or indirectly. The table shows Fund expenses as a percentage of net assets attributable to Common Shares for the year ended October 31, 2022.

Common Shareholder Transaction Expenses
Sales Load Paid By You (as a percentage of offering price)	--(1)
Offering Expenses (as a percentage of offering price)	None(2)
Dividend Reinvestment Plan Fees	$5.00(3)

Annual Expenses	Percentage of Net Assets Attributable to Common Shares(4)
Investment Adviser Fee	1.05%(5)
Interest Payments on Borrowed Funds	1.09%(6)
Other Expenses	0.13%
Total Annual Fund Operating Expenses	2.27%

(1)	If Common Shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load.
(2)	The Adviser will pay the expenses of the Offering (other than the applicable commissions); therefore, Offering expenses are not included in the Summary of Fund Expenses. Offering expenses generally include, but are not limited to, the preparation, review and filing with the SEC of the Fund’s registration statement (including this Prospectus and the SAI), the preparation, review and filing of any associated marketing or similar materials, costs associated with the printing, mailing or other distribution of the Prospectus, SAI and/or marketing materials, associated filing fees, NYSE listing fees, and legal and auditing fees associated with the Offering.
(3)	You will be charged a $5.00 service charge and pay brokerage charges if you direct the plan agent to sell your Common Shares held in a dividend reinvestment account.
(4)	Stated as a percentage of average net assets attributable to Common Shares for the period ended October 31, 2022.
(5)	The adviser fee paid by the Fund to the Adviser is based on the average daily gross assets of the Fund, including all assets attributable to any form of investment leverage that the Fund may utilize. Accordingly, if the Fund were to increase investment leverage in the future, the adviser fee will increase as a percentage of net assets.
(6)	As of October 31, 2022, the outstanding borrowings represent approximately 22.2% leverage. Interest payments on borrowed funds reflects the actual amount of interest expense paid by the Fund for the period ending October 31, 2022. The Fund is subject to a floating interest rate and, therefore, the actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund's use of borrowings, variations in market interest rates and/or the Fund's borrowings outstanding. If the Fund were to incur higher levels of borrowing or pay higher interest rates, interest payments on borrowed funds as a percentage of net assets would be higher.

EXAMPLE

The following Example illustrates the expenses that Common Shareholders would pay on a $1,000 investment in Common Shares, assuming (i) total annual expenses of 2.27% of net assets attributable to Common Shares in years 1 through 10; (ii) a 5% annual return; and (iii) all distributions are reinvested at NAV:

1 Year	3 Years	5 Years	10 Years
$23	$71	$122	$261

The above table and example and the assumption in the example of a 5% annual return are required by regulations of the SEC that are applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund’s Common Shares. For more complete descriptions of certain of the Fund’s costs and expenses, see “Management of the Fund.” In addition, while the example assumes reinvestment of all dividends and distributions at NAV, participants in the Fund’s dividend reinvestment plan may receive Common Shares purchased or issued at a price or value different from NAV. See “Distributions” and “Dividend Reinvestment Plan.” The example does not include sales load or estimated offering costs, which would cause the expenses shown in the example to increase.

The example should not be considered a representation of past or future expenses, and the Fund’s actual expenses may be greater or less than those shown. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8215.

Sincerely,

/s/ Jordan M. Beksha

Jordan M. Beksha, Esq.

Vice President